UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

[X]   Annual Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934
For the fiscal year ended **December 31, 2015**

Or

[ ] Transition Report pursuant to Section 15(d) of the Securities
Exchange Act of 1934
For the transition period from _____ to _____

Commission file number: **001-08246**
A. Full title of the plan and the address of the plan, if different from that of the
issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its
principal executive office:

Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

Financial Statements, Supplemental Schedule and Report of Independent Registered Public Accounting Firm

Southwestern Energy Company
401(k) Savings Plan

December 31, 2015 and 2014

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Benefits Administration Committee

Southwestern Energy Company 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Southwestern Energy Company 401(k) Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwestern Energy Company 401(k) Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at year end) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Southwestern Energy Company 401(k) Savings Plan's financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Houston, Texas
June 28, 2016

Southwestern Energy Company
401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2015	2014
ASSETS:		
Cash on hand	$ 4,022	$ 24,104
Investments at fair value:		
Mutual funds	133,310,631	124,698,738
Collective trusts	11,602,426	133,935
Common stocks	4,534,867	11,682,998
Total investments at fair value	149,447,924	136,515,671
Fully benefit-responsive investment contract value	-	9,078,351
Total investments	149,447,924	145,594,022
Receivables		
Notes receivable from participants	4,899,759	4,494,661
Participants' contributions	426,849	34,825
Employer's contributions	282,539	22,142
Total receivables	5,609,147	4,551,628
LIABILITIES:		
Trustee payable	709,388	-
Net assets available for benefits	$ 154,351,705	$ 150,169,754

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company
401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years ended December 31,

		2015		2014
ADDITIONS:				
Contributions				
Participant	$	18,364,536	$	15,836,833
Employer		9,325,893		8,116,599
Rollover		1,352,919		1,351,624
Total contributions		29,043,348		25,305,056
Investment income				
Interest and dividend income		8,368,684		6,426,580
Net depreciation in fair value of investments		(18,222,349)		(3,528,542)
Net investment income		(9,853,665)		2,898,038
Interest income on notes receivable from participants		195,518		164,466
Other		888		754
Total additions		19,386,089		28,368,314
DEDUCTIONS:				
Benefits paid to participants		15,162,492		11,588,347
Administrative expenses		41,646		25,860
Total deductions		15,204,138		11,614,207
Net increase in net assets available for benefits		4,181,951		16,754,107
NET ASSETS AVAILABLE FOR BENEFITS:				
Beginning of year		150,169,754		133,415,647
End of year	$	154,351,705	$	150,169,754

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE A – DESCRIPTION OF PLAN

The following description of the Southwestern Energy Company 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan agreement, as amended and restated effective January 1, 2009, and all subsequent amendments have been considered in the following description; the amendments made to the restated Plan agreement have no significant effects on net assets.

1. General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the "IRC"). The Plan covers all employees of Southwestern Energy Company (the "Company" or "Employer") and its subsidiaries except for:

a. Employees whose terms of employment are covered by a collective bargaining agreement that does not provide for participation in the Plan, provided that retirement benefits have been the subject of good faith bargaining,

b. Employees who are under the age of twenty-one (21),

c. Seasonal employees who have less than one thousand (1,000) hours of service for the applicable computation period,

d. Employees or other persons who perform services pursuant to written agreement with the Employer or with a third party, unless such agreement provides for participation in the Plan,

e. Leased employees, and

f. Non-resident aliens with no United States source income.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

2. Contributions

Participants may contribute from 1% to 75% of eligible compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Salary deferrals consist of pretax and/or Roth 401(k) contributions. Participants may also rollover amounts from other qualified defined benefit or defined contribution plans. The Company matches 100% of the first 3% of eligible compensation and 50% of the next 3% of eligible compensation that a participant contributes to the Plan. All contributions to the Plan are invested under the direction of the participant in 16 investment options including Company stock. Investments in the stock of Entergy Corporation originated from a previous plan merger and are no longer an active investment option. Contributions are subject to certain limitations.

3. Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

4. Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

5. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of a participant's vested account balance. The loans are secured by the balance in the participant's account and bear fixed interest at one percentage point above the prime lending rate at the inception of the loan. Principal and interest is paid through payroll deductions. Amounts repaid are reinvested in investment options based on the participant's current investment elections. At December 31, 2015, interest rates ranged from 4.25% to 5.50%.

6. Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or a participant's estate may receive the full value of his or her account in a lump-sum or over an installment period of not more than 10 years. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

7. Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans. Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred. Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans. Such transfers are recorded in rollover contributions at fair value.

NOTE B – ACCOUNTING STANDARDS IMPLEMENTED IN THIS REPORT

In July 2015, the FASB issued *Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965),* which consists of three related parts: Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures and Part (III) Measurement Date. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early adoption permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early adoption permitted.

The Company has elected to adopt Parts I and II early. Accordingly, the amendments were retrospectively applied resulting in direct investments in fully benefit-responsive investments reported at contract value and the elimination of disclosure of individual investments representing 5% or more of net assets available for benefits. Part III is not applicable to this Plan.

In May 2015, the FASB issued 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)*, which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, *Fair Value Measurement*, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. ASU 2015-07 has been adopted and investments measured using NAV practical expedient were removed from categorization within the fair value hierarchy.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The Plan's financial statements are presented using the accrual basis of accounting. Investments held by a defined contribution plan are reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the plan.

2. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

4. Administrative Expenses

Loan origination fees paid by the Plan participants to the Plan's record-keeper are reflected as administrative expenses. All other expenses incurred in connection with the Plan are paid by the Company. During 2015 and 2014, the Company paid $106,215 and $111,982, respectively, of expenses on behalf of the Plan. The Company does not seek to be reimbursed by the Plan for payment of such expenses. Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

5. Payments of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan, totaled $185,044 and $18,486 as of December 31, 2015 and 2014, respectively.

6. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

7. Trustee Liability

Due to timing differences, Bank of America Merrill Lynch, the trustee of the Plan, may make investments as directed by participants of the Plan before funding is received. These amounts are shown as trustee payable, a liability on the statement of net assets available for benefits.

NOTE D – FAIR VALUE MEASUREMENTS

Except for the Plan's fully benefit-responsive investments, the Plan's investments are reported at fair value in the accompanying statements of net assets available for benefits. The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three-tier fair value hierarchy is described as follows:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs, other than the quoted prices in active markets included within Level 1, that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities being measured and their placement or changes in their placement within the fair value hierarchy. Transfers between levels are recognized on the actual date of the event resulting in the transfer.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

The Company's fair value classification is based on its interest in the fund itself and does not include a "look through" to the underlying assets and liabilities.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are classified as Level 1.

Common stocks: Valued at the closing price reported on the New York Stock Exchange on which the individual securities are actively traded. All of the common stocks are registered with the Securities and Exchange Commission and publicly traded. Therefore, all common stocks are classified as Level 1.

Collective trusts: Valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares owned. The NAV is a quoted price in a market that is not active. These funds transact at their NAV. There are no restrictions in place with respect to the daily redemption of the collective trust funds. There are no unfunded commitments at December 31, 2015.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During the plan years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1 and 2. The following are assets measured at fair value on a recurring basis at December 31, 2015 and 2014:

| | 2015 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 133,310,631	$ -	$ -	$ 133,310,631
Common stocks	4,534,867	-	-	4,534,867
Total investments in the fair value hierarchy	137,845,498	-	-	137,845,498
Collective trusts [1]	-	-	-	11,602,426
Total investments at fair value	$ 137,845,498	$ -	$ -	$ 149,447,924

| | 2014 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 124,698,738	$ -	$ -	$ 124,698,738
Common stocks	11,682,998	-	-	11,682,998
Total investments in the fair value hierarchy	136,381,736	-	-	136,381,736
Collective trusts [1]	-	-	-	133,935
Total investments at fair value	$ 136,381,736	$ -	$ -	$ 136,515,671

(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE E – INVESTMENT CONTRACT WHICH INCLUDES INSURANCE AND INVESTMENT CONTRACTS

In 2014, the Plan offered the FFTW Income Plus Fund ("FFTW Fund"), through the BNP Paribas Investment Partners Pooled Trust Fund ("BNP Fund"), as an investment option to the Plan participants. The Plan did not offer the BNP Fund as an investment option in 2015. The BNP Fund is a collective investment fund, which includes the FFTW Fund, and is maintained by the trustee BNP Paribas Investment Partners Trust Company. This fund primarily invests in guaranteed investment contracts ("GICs"), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs.

Investments in GICs guarantee a stated rate of interest for a fixed maturity. In a synthetic GIC structure, the underlying investments are owned by a separate entity. A synthetic GIC is comprised of two components: an underlying asset and a wrapper contract. Wrapper contracts generally change the investment characteristics of underlying securities to those of guaranteed investment contracts. Each wrapper contract obligates the wrap provider to maintain the "contract value" of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the fund in the event that shareholder redemptions result in partial or total contract liquidation. The circumstances under which payments are made and the timing of payments between the fund and the wrap provider may vary based on the terms of the wrapper contract.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of participating plans or a material adverse change to the provisions of participating plans. At this time, the Plan believes that the occurrence of such events that would be of sufficient magnitude to limit the ability of the fund to transact at contract value is not probable.

The net asset value of the fund is determined on a daily basis. Units can be issued and redeemed on any business day at that day's unit value. All earnings, expenses, and gains and losses of the fund are reflected in the calculation of the daily unit value. Although it is intended to permit daily withdrawals, some of the assets of the fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made. In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the fund.

The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, the amount and timing of participant contributions, transfers and withdrawals, and the duration of the fixed-income investments that underlie the wrapper contracts.

NOTE F – TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated December 10, 2011, stating that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE G – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, common stocks and collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE I – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of Southwestern Energy Company common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions. At December 31, 2015 and 2014, the Plan held 622,200 and 423,045 shares of common stock of the Company, respectively, with fair value of $4,423,841 and $11,544,885, respectively, and a cost basis of $13,632,912 and $11,562,033, respectively. In 2014, the Plan also invested in DWS Stock Index Fund that was issued by DWS Trust Company. DWS Trust Company was a trustee as defined by the Plan during 2014 and, therefore, these transactions qualified as party-in-interest transactions in 2014. These transactions no longer qualify in 2015 as Bank of America Merrill Lynch became the new trustee in late 2014. There were no fees paid by the Plan for the investment management services for the years ended December 31, 2015 and 2014. The Plan participants paid loan origination fees to Automatic Data Processing, Inc., the Plan's record-keeper and an entity related to DWS Trust Company, amounting to $25,855, during 2014, which qualified as party-in-interest transactions at that time. Bank of America Merrill Lynch is the 2015 trustee and record-keeper as defined by the Plan, and is also a bank in Southwestern Energy Company's revolving credit facility and a provider of banking and benefit-related services for Southwestern Energy. The Plan participants paid loan origination fees to Bank of America Merrill Lynch amounting to $31,275 during 2015.

NOTE J – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2014
Net assets available for benefits per the financial statements	$ 150,169,754
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	25,041
Net assets available for benefits per the Form 5500	$ 150,194,795

The following is a reconciliation of total additions per the financial statements to total income to the Form 5500 as of December 31:

	2014
Total additions per the financial statements	$ 28,368,314
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(17,136)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	25,041
Total income per the Form 5500	$ 28,376,219

NOTE K – SUBSEQUENT EVENTS

As of January 6, 2016, the Company accepted the resignation of Steven L. Mueller as Chief Executive Officer ("CEO") of the Company and appointed William J. Way as CEO. Mr. Way will continue as President and was elected as a director of the Company as of January 6, 2016. Mr. Mueller continued as a non-officer employee of the Company and as a director and non-executive Chairman of the Board of Directors of the Company through May 17, 2016, the date of the annual meeting of stockholders and did not stand for re-election.

On January 21, 2016, the Company notified employees of a workforce reduction plan. Affected employees were offered a severance package, which included a one-time cash payment depending on length of service and, if applicable, amendments to outstanding equity awards that modified forfeiture provisions on separation from the Company. Some affected employees were offered the opportunity to accept reduced roles with the Company. The Company's workforce reduction plan was substantially complete as of the filing of this report.

The workforce reduction of approximately 40% of the Company's employees constituted a partial plan termination, which occurs if 20% or more of plan participants are terminated. Partial plan termination results in affected participants becoming fully vested in the accrued benefits at the termination date. Participants of the Plan are fully vested on their first day of employment, therefore, the partial plan termination has no effect on the Plan or its participants.

SUPPLEMENTAL SCHEDULE

Southwestern Energy Company
401(k) Savings Plan

Form 5500 – Schedule H, Line 4i – Schedule of assets (held at end of year)
December 31, 2015

(a) Party-in-Interest Identification	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Deutsche Eqty 500 Index Fund	Mutual Fund	$ 23,412,179
	T. Rowe Price Retirement 2040 Advantage	Mutual Fund	15,979,913
	Prudential Jennison Mid Cap Growth A	Mutual Fund	12,776,037
	T. Rowe Price Retirement 2030 Advantage	Mutual Fund	12,527,616
	Amer Europacific Growth – R4	Mutual Fund	11,969,405
	Columbia Trust Stable Government I-5	Collective Trust	11,602,426
	T. Rowe Price Retirement 2020 Advantage	Mutual Fund	11,328,680
	Wells Fargo Advantage Core Bond Fund	Mutual Fund	9,442,950
	LSV Value Equity Fund	Mutual Fund	9,316,738
	T. Rowe Price Retirement 2050 Advantage	Mutual Fund	6,742,614
	Aston/Montag Caldwell Long Term Growth Fund	Mutual Fund	6,652,584
	Aston/River Road Small Cap Value	Mutual Fund	6,478,276
*	Participant loans	Participant loans with interest rates from 4.25% to 5.50% and maturity dates through 2035	4,899,759
*	Southwestern Energy Company – Common Stock	622,200 Common Shares	4,423,841
	T. Rowe Price Retirement 2010 Advantage	Mutual Fund	2,602,039
	T. Rowe Price Retirement Income Advantage	Mutual Fund	2,329,412
	Dreyfus Bond Market Index - Basic	Mutual Fund	1,752,188
	Entergy Corporation – Common Stock	1,624 Common Shares	111,026
			$ 154,347,683

* Party-in-interest

Note: Column (d) cost information has been omitted as all investments are participant-directed.

<u>Signatures</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	SOUTHWESTERN ENERGY COMPANY
	Registrant

Dated:	June 28, 2016	/s/ R. CRAIG OWEN
		R. Craig Owen
		Senior Vice President
		and Chief Financial Officer